UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
 under the Securities Exchange Act of 1934
For the month of: July, 2018

Commission file number: 001-35571

Gold Standard Ventures Corp.
 Suite 610 – 815 West Hastings Street
Vancouver B.C., Canada V6C 1B4
Address of Principal Executive Office
Indicate by check mark whether the registrant files or will file annual reports under cover:
Form 20-F [ ] Form 40-F [X]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gold Standard Ventures Corp. (Registrant)

By:	/s/ Glenn Kumoi
Name:	Glenn Kumoi
Title:	VP General Counsel & Corporate Secretary

Dated: July 9, 2018

EXHIBIT INDEX
Exhibit	Description

99.1	News Release dated July 5, 2018
se